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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             N.E.C. Properties, Inc.
                           6767 West Tropicana Avenue
                                    Suite 207
                             Las Vegas, Nevada 89103


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                October 27, 1999


         This report is furnished by the Board of Directors of N.E.C. Properties, Inc., a Nevada corporation (the "Company"), to the holders of Common Stock, $.001 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by N.E.C. Properties, Inc. of March Indy International, Inc. (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Robin Herd, Tom Megas, Peter Voller and Marina Piug. These appointees will constitute a majority of the members of the board of directors following the Acquisition.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         This report is first being mailed to shareholders on or about October 27, 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists, as of October 26, 1999, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.




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

                     Name and                            Amount and
                     Address of                          Nature of
                     Beneficial                          Beneficial              Percent
Title of Class       Owner                               Owner                   of Class
-----------------------------------------------------------------------------------------


Common               Vivian M. Krueger                       370,000             19.9%
                     1501 W. Mesquite Street
                     Chandler, Arizona 85224

Common               Jeffery D. Andre                        750,000             40.3%
                     11073 North 111th Way
                     Scottsdale, Arizona 85259

Common               Paige D. Price                          185,000             10.0%
                     1601 W. Mesquite Street
                     Chandler, Arizona 85224

Common               All Officers and                      1,305,000             70.2%
                     Directors as a Group
                     (Three [3] individuals)



                              NO CHANGE IN CONTROL

         Since the beginning of the Company's last fiscal year, there has been no change of control of the Company.


                             DIRECTORS AND OFFICERS

         PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors receive any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held three (3) meetings. All of the current directors were directors as of the close of the last fiscal year.

         The following persons currently serve as officers and directors of the
Company:

         Vivian M. Krueger
         Jeffery D. Andre
         Paige D. Price

         NOMINEES. As of the date of this Report, there are 1,860,000 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws, no shareholder approval is required.



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The nominees as are follows:

         Robin Herd
         Tom Megas
         Peter Voller
         Marina Puig

The background information on each of the nominees is as follows:

         Robin Herd, age 60, has been Chairman of the Board of Directors of March Indy International, Inc. since September 1, 1999. Prior to his involvement with March Indy International, Inc., Mr. Herd established "RHL", a company involved in consulting for and training some of the finest race car drivers in the history of Formula One from 1990 to 1998. In 1970, Mr. Herd founded the original "MARCH" team which won numerous Indy and European Championships including the Oldsmobile Land-speed record with A.J. Foyt. He remained with the March Team through 1987. Mr. Herd is noted for his racing car designs as well as having designed the "Wings of the Concord." Mr. Herd was awarded Britain's highest design award
         - the 1985 Edinburg Design Trophy. Mr. Herd was awarded "Commander of the British Empire" (C.B.E.) by Queen Elizabeth in 1985 and was nominated for the Satellite Sports Oscar in 1993 for Eurosport Indy Series 1993. Mr. Herd earned his Engineering Degree in 1961 from St. Peters College at Oxford University.

         Tom Megas, age 56, was a co-founder of March Indy International, Inc., a Delaware corporation in November 1998 and has served as President, Chief Executive Officer and as a member of the Board of Directors since inception. From 1992 to 1998 Mr. Megas served as Director of March Group, U.K. which was involved in Motorsport racing, design and building Formula One race chassis and race cars for the tope Formula One competitors. Mr. Megas is an entrepreneur, having been involved in hotel ownership and commercial real estate development in Europe from 1991 to 1999. Mr. Megas earned his B.A. from London University in 1962 in Banking and Finance, and his M.B.A. from Wharton School of the University of Pennsylvania in 1969 in Finance and Marketing.

         Peter Voller, age 57, was a co-founder of March Indy International, Inc., a Delaware corporation, in November of 1998 and has served as its Managing Director and as a member of the Board of Directors since its inception. From 1992 to 1998 Mr. Voller served as a Director of March Group, U.K. which was involved in Motorsport racing, designing and building Formula One race chassis and race cards for the tope Formula One competitors. Prior to his involvement in the racing industry, Mr. Voller was Chairman of P.V. Enterprises as owner operator of a commercial real estate development company from 1968 to 1992, Mr. Voller earned his B.A. in Economics at L'Institut Rosey in Nyon Switzerland 1961.


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         Marina Puig, age 50, has served as a member of the Board of
         Directors of March Indy International, Inc. since its inception. From 1992 to 1989, Mrs. Puig served as a Director of March Group in the U.K. which was involved in Motorsport racing, designing and building Formula One race chassis and race cars for the top Formula One competitors. Prior to her involvement in the racing industry, she was a race car enthusiast and professional homemaker. Mrs. Puig received a B.A. in education from Harrow College of Further Education in 1970 and a M.A. degree from Hendron College of Technology in 1972.

         Following the Acquisition, Vivian M. Krueger, Jeffery D. Andre and Paige D. Price are expected to resign as an officer and director of the Company.


                 COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31. 1998.


                                       N.E.C. Properties, Inc.
                                       By Order of the Board of Directors



                                       /s/ Vivian M. Krueger
                                       ------------------------------------
                                       Vivian M. Krueger
                                       President